SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               AVADO BRANDS, INC.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    05336P108
                            -----------------------
                                 (CUSIP Number)

                               Tom E. DuPree, Jr.
                               Avado Brands, Inc.
                              Hancock at Washington
                                Madison, GA 30650
                                 (706) 342-4552
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 10, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                  Tom E. DuPree, Jr.
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]

                                                                       (b) [ ]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         7,892,071
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     7,892,071
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,892,071
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.1%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                           Erich J. Booth
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]

                                                                       (b) [ ]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         67,200
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     67,200
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  67,200
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.3%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                           Margaret E. Waldrep
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]

                                                                       (b) [ ]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         46,413
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     46,413
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  46,413
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Avado Brands, Inc. ("Avado"), with principal executive offices located at Hancock at Washington, Madison, GA 30650.

Item 2.  Identity and Background.

     This statement is filed by a group consisting of Tom E. DuPree, Jr., Chairman and Chief Executive Officer of Avado, Erich J. Booth, Chief Financial Officer & Corporate Treasurer of Avado, and Margaret E. Waldrep, Chief Administrative Officer of Avado (each, a "Reporting Person") (collectively, the "Reporting Persons"). The principal business of Avado and its subsidiaries is the ownership and operation of restaurants. The business address of Avado and the Reporting Persons is Hancock at Washington, Madison, GA 30650. The group has not been organized as a business organization under the laws of any state and has no legal name.

     During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors) or been party to any civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     No Reporting Person acquired Common Stock other than by purchase. The source and amount of funds used by the Reporting Persons to make prior acquisitions of Common Stock is not material to the consummation of the transactions proposed by the Reporting Persons. No additional acquisitions of Common Stock by the Reporting Persons are required to effect the proposed transactions, and no additional acquisitions of Common Stock by the Reporting Persons are planned. The Reporting Persons have proposed to the Board of Directors that all Common Stock (except treasury stock) held by persons other than the Reporting Persons ("Non-Reporting Persons") be redeemed by Avado for cash, that Avado merge with a corporation to be formed for purposes of the merger and owned solely by the Reporting Persons ("Newco"), with Avado being the surviving entity, and that the Reporting Persons become the sole shareholders of Avado upon the consummation of such transactions (the "Transactions").

     In agreeing to issue its publicly held debt securities, including term trust preferred securities (collectively, the "Public Debt"), Avado became subject to various covenants applicable to transactions including, but not limited to, a change in control or merger. The Reporting Persons propose that the Public Debt be redeemed in accordance with such covenants or, if any such securities are not redeemed, that any consents required to effect the proposed transactions be obtained on satisfactory terms from the holders of such securities that are not redeemed.

     The Reporting Persons further propose that any redemption of Public Debt and the redemption of Common Stock held by Non-Reporting Persons be financed by Avado from various sources of funds, including without limitation, sale of one or two restaurant divisions to the respective management thereof, cash sales and leasebacks of certain real estate owned by Avado, additional borrowings by Avado from banks or other lenders, issuances of private or public debt or equity securities and cash sales of other selected assets. The Reporting Persons have engaged Wachovia Securities, Inc. ("Wachovia") as exclusive financial advisor and placement agent in connection with the Transactions. Wachovia has provided a letter to the Reporting Persons stating that, based on the information provided to it and current market conditions, it is highly confident that the Transactions are financeable.

Item 4.  Purpose of the Transaction.

     The Reporting Persons formed the group for the purpose of proposing and consummating the Transactions referred to in Item 3 above, the description of which is hereby incorporated into this Item 4 by reference. The plans and proposals of the Reporting Persons include various additional transactions designed to finance, facilitate, and effect the redemption of the Common Stock held by Non-Reporting Persons and the merger of Avado with Newco.

     The Board of Directors has four members, following the retirement of Thomas
R. Williams, effective November 2, 1999. The Board of Directors of Avado would be changed to three members (the Reporting Persons) after the proposed transactions are consummated. Two of the Reporting Persons, Tom E. DuPree, Jr. and Erich J. Booth, are currently directors of Avado.

     The consummation of the proposed transactions is subject to the negotiation and execution of a merger agreement between and among Avado and Newco, the approval of the Special Committee of the Board of Directors, the Board of Directors and the shareholders of Avado, certain other conditions imposed by the Reporting Persons, as well as other customary conditions in a transaction of this nature, including receipt of all necessary regulatory approvals.

     The Reporting Persons anticipate that upon completion of the acquisition, the registration of the Common Stock will be terminated, Avado will no longer be a publicly traded reporting company under the Securities Exchange Act of 1934, as amended, and the Common Stock will no longer be listed on the Nasdaq National Market.

     The Reporting Persons reserve the right to withdraw their proposals, in their discretion, at any time.

     Except as described above, and except for the expectations that certain of the Reporting Persons may from time to time sell the Common Stock (pursuant to margin calls or otherwise), purchase shares of the Common Stock under employee benefit plans and the exercise of stock options granted to the Reporting Persons (depending upon market conditions, need for funds, and other factors personal to each Reporting Person), none of the Reporting Persons has any present plans or proposals with respect to Avado that relate to or could result in the occurrence of any of the following events:

     (a) The acquisition by any person of additional securities of Avado, or the disposition of securities of Avado;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving Avado or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Avado or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Avado, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Avado;

     (f) Any other material change in Avado's business or corporate structure;

     (g) Changes in Avado's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Avado by any person;

     (h) Causing a class of securities of Avado to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Avado becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate number of shares and percentage of outstanding Common Stock beneficially owned by each person named in Item 2 and by the group.


   Reporting Person              Number of Shares            Percentage of Class
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.                   7,892,071                       31.1%
Erich J. Booth                          67,200                        0.3%
Margaret E. Waldrep                     46,413                        0.2%
--------------------------------------------------------------------------------
  Total for Group                    8,005,684                       31.6%


     (b) Each of the Reporting Persons has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by such person as set forth in Item 5(a).

     (c) No Reporting Person has acquired, disposed of, or engaged in any other transaction with respect to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons hold Common Stock in individual margin accounts. These accounts are subject to standard margin call provisions which may require one or more of the Reporting Persons to deposit additional funds or securities in his or her account or to sell a portion of such Common Stock because of the recent decline in the price of the Common Stock.

     As the long-term component of executive compensation, Avado grants options to purchase Common Stock in the future at the market value of the stock on the date of grant. Option terms are for a period of ten years with 50% of the total grant vested in the first five year period and 50% vested in the second five year period. Each of the Reporting Persons holds options granted by Avado as executive compensation. The numbers of shares of Common Stock underlying the currently exercisable options (which shares have been included in shares beneficially owned) and currently unexercisable options held by each of the Reporting Persons are set forth below.

                           Shares Underlying                Share Underlying
  Reporting Person        Exercisable Options             Unexercisable Options
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.              23,152                           982,158
Erich J. Booth                   8,565                           188,882
Margaret E. Waldrep              7,633                           174,815



Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement by and among Reporting Persons to file Schedule 13D jointly on behalf of each of them.

     Exhibit 2: Proposal made by the Reporting Persons to the Board of Directors of Avado.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            Date: November 10, 1999




                                               By:      /s/ Tom E. DuPree, Jr.
                                                       -------------------------
                                                       Tom E. DuPree, Jr.



                                               By:      /s/ Erich J. Booth
                                                        ------------------------
                                                        Erich J. Booth



                                               By:      /s/ Margaret E. Waldrep
                                                        ------------------------
                                                        Margaret E. Waldrep